SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company, with authorized capital

MINUTES OF THE REGULAR AND SPECIAL SHAREHOLDERS’ MEETINGS HELD ON APRIL 16, 2010.

1. DATE, TIME AND PLACE OF THE MEETING: Regular and Special Shareholders’ Meetings held on April 16, 2010, at 03:00 p.m., on Av. Roque Petroni Junior, 1464, térreo, Auditório, Morumbi, in the Capital of the State of São Paulo.

2. CALLING: the first call notice for the meeting was published in the State of São Paulo Official Gazette (Corporate Chapter – pages 198, 224 and 55, respectively) in the issues of March 30 and 31, 2010 and April 01, 2010 and in Valor Econômico (pages C13, B3 and C7, respectively), in the issues of March 30 and 31, 2010 and April 01, 2010.

3. AGENDA:

At the Regular Shareholders’ Meeting

(a) Examination, discussion and voting of the Management’s Report, Financial Statements and respective opinions issued by the Independent Auditors and by the Statutory Audit Committee for the fiscal year ended on December 31, 2009;

(b) Voting of the capital budget for the fiscal year 2010;

(c) Voting of the allocation of the net profit for the fiscal year ended on 12.31.2009; and

(d) Election of the members of the Statutory Audit Committee and determination of their respective remuneration.

At the Special Shareholders’ Meeting

(a) Determination of the overall annual remuneration of the Directors/Executive Officers.

4. ATTENDANCE: the meeting was attended by shareholders representing 61.15% of the capital stock, of which 91.48% are holders of common shares and 45.37% are holders of preferred shares, pursuant to the records and signatures appearing in the Shareholders Attendance Book. The meeting was also attended by Mrs. Cristiane Barretto Sales – Executive Vice-President of Finances, Planning and Control of the Company, by Mr. Drayton T. Melo, representing Ernst & Young Auditores Independentes S.S., by Mr. Antonio Gonçalves de Oliveira, representing the Board of Directors, and by Mrs. Fabiana Faé Vicente Rodrigues, representing the Statutory Audit Committee.

5. PRESIDING BOARD: Breno Rodrigo Pacheco de Oliveira – Chairman and Michelle Morkoski Landy – Secretary.

6. RESOLUTIONS: upon opening the meetings, the Chairman explained that the minutes of the meetings would be drawn-up as a summary of the facts occurred, containing solely a transcript of the resolutions adopted, as permitted in article 130, §1 of the Corporate Law and informed that the documents or proposals, voting statements or non-agreement to the matters of the Agenda should be submitted in writing to the Presiding Board, which, for such purpose, would be represented by the Secretary.

6.1. As for item “a” of the Agenda of the Regular Shareholders’ Meeting, the Chairman informed that the documents pertaining to the rendering of account of the Company’s Management were available to the Shareholders, namely: the Management Report, the Financial Statements accompanied with the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, all of them referring to the fiscal year ended on 12/31/2009. Following, the Chairman proposed and the attendees accepted that the reading of the above mentioned documents should be waived, since they were fully known to all of them, which documents, in compliance with the legal provisions, were published in the following newspapers: State of São Paulo Official Gazette (Corporate Chapter – pages 35 to 53) and in Valor Econômico (pages A13 to A21), in the issues of February 10, 2010. Upon being submitted to discussion and, following, to voting, the matter contained in item “a” of the Agenda was fully and expressly examined and approved, without any restriction or proviso whatsoever, by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, which approval included the Management’s rendering of account, the Management Report, and the Financial Statements accompanied with the Independent Auditors’ Opinion and the Statutory Audit Committee’s Opinion, for the fiscal year ended on 12/31/2009.

6.2. As for item “b” of the Agenda of the Regular Shareholders’ Meeting, in compliance with the provisions in paragraph 2, article 196, of Law no. 6404/76, the consolidated Capital Budget of the Company and its Subsidiaries, for fiscal year 2010, in the amount of two billion, four hundred and ninety million reais (R$2,490,000,000.00), was approved by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, pursuant to the sources of funding mentioned below, which budget was approved by the Board of Directors at the meeting held on 02/09/2009. Of the above mentioned total, two billion, two hundred and fifty-six million, eighty-nine thousand, two hundred and fifty-seven reais and ten cents (R$2,256,089,257.10) correspond to the consolidated budget for Vivo S.A. , and two hundred and thirty-three million, nine hundred and ten thousand, seven hundred and forty-two reais and ninety cents (R$233,910,742.90) correspond to Telemig Celular S.A.

6.3  As for item “c” of the Agenda of the Regular Shareholders’ Meeting, the Chairman submitted the matter to discussion and voting, with the Proposal for Allocation of the Profit for the Fiscal Year ended on 12/31/2009 having been fully approved, by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, without any restriction or provision whatsoever, it being expressly resolved, as a consequence of such approval, that the Net Profit for the Year, in the amount of eight hundred and seventy-one thousand, three hundred and ninety-three, should be posted to the Retained Earnings account.

6.3.1. Legal Reserve

In conformity with article 193 of Law no. 6404/76, five per cent (5%) of the Net Profit must be allocated to the Legal Reserve in the amount of forty-three million, five hundred and sixty-nine thousand, six hundred and eighty-five reais and four cents (R$43,569,685.04), which was approved by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting.

6.3.2. Dividends and Interest on the Own Capital

In compliance with the provisions in the Company’s Articles of Incorporation and in the applicable legal provisions, the shareholders approved by unanimous vote of the attendees, with abstention from those legally prevented from voting, the payment of dividends in the total net amount of eight hundred and eighteen million, eight hundred and seventy-nine thousand, six hundred and sixty reais and nine cents (R$818,879,660.09), equivalent to R$2.049299159273 per share, under equal conditions for common and preferred shares.

Such dividends, declared on the basis of the closing balance sheet for fiscal year 2009, to the holders of common and preferred shares, comprise interest on the own capital, as approved at the meeting of the Board of Directors of the Company held on 12/14/2009, imputed as provided for in article 9 of Law no. 9249/95, in the net amount of eighty-eight million, five hundred and fifteen thousand, three hundred and ninety-seven reais and ninety-six cents (R$88,515,397.96) and dividends in the amount of seven hundred and thirty million, three hundred and sixty-four thousand, two hundred and sixty-two reais and thirteen cents (R$730,364,262.13).

The amounts referring to interest on the own capital and dividends shall be paid as follows: (i) 50% on April 19, 2010, and (ii) 50% on October 25, 2010.

6.4. As for item “d” of the Agenda, which refers to the election of the members of the Statutory Audit Committee, due to the expiration of their term of Office, after the nominations were duly received by the Presiding Board and the votes counted, the following members are elected to the Statutory Audit Committee of the Company: I) by the holders of preferred shares representing 0.90% of such kind of shares, which vote was cast by the shareholders represented by proxies Daniel Alves Ferreira, at a separate voting, Mr. Peter Edward Mr Wilson, Brazilian, married, business manager, bearer of Identity Card RG nº 08.424.379-9 and enrolled with the CPF/MF under nº 168.126.648-20, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Princesa Isabel, 347 – apartment n.º 92 - Campo Belo and as his deputy member, Mr. Cláudio José Carvalho de Andrade, Brazilian, married under the separate property ruling, business manager, bearer of Identity Card RG nº 4.408.508  and enrolled with the CPF/MF under nº 595.998.045-20, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Joana Angélica, n.º 260, apt 401, Ipanema; II) by the general vote of the common shares, by majority of the shareholders attending the meeting, to the office of Members of the Statutory Audit Committee, Mrs. Paula Bragança França Mansur, Brazilian, married, economist, bearer of Identity Card RG nº 3.774.477 - SSP/MG and enrolled with the CPF/MF under nº 706.845.966-87, resident and domiciled in the city of São Paulo-SP, with business address at Rua Martiniano de Carvalho, 851,12º andar, Bela Vista, São Paulo/SP, CEP 01321-001 and Miss Fabiana Faé Vicente Rodrigues, Brazilian, single, lawyer, bearer of Identity Card RG nº 21.321.225 - SSP/SP and enrolled with the CPF/MF under nº 177.777.148-05, resident and domiciled in the city of São Paulo-SP, with business address at Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo/SP, CEP 01452-000 and as their respective deputy members, Mr. Ademir José Mallmann, Brazilian, married, accountant, bearer of Identity Card nº 5003746525 SSP/RS, enrolled with the CPF under nº 263.873010-68, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Rua Martiniano de Carvalho, 851, 17º andar, Bela Vista, São Paulo-SP, CEP 01321-001 and Mrs. Soraia Zanchetti Garcia, Brazilian, married, B.S. of Accounting Sciences, bearer of Identity Card RG n.º 25804453-6, SSP/SP and enrolled with the CPF/MF under n.º 264.530.128-20, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Av. Brigadeiro Faria Lima, 2277, 15º andar, conjunto 1503, Jardim Paulistano, São Paulo-SP, CEP 01452-000. The term of Office of all the members of the Statutory Audit Committee now elected will start on this date and end at the date of the 2011 General Meeting, it being further declared that none of the members of the Statutory Audit Committee now elected is subject to any prohibition provided for in the law. The shareholders attending the meeting further approved, by unanimous vote, that the individual remuneration of the members of the Statutory Audit Committee shall be five thousand reais (R$5,000.00) monthly, in compliance with the provisions in Law no. 6404/76.

6.5. As for item “a” of the Agenda of the Special Shareholders’ Meeting, which refers to the remuneration of the Executive Officers and of the Directors and Members of the Statutory Audit Committee, it was approved by unanimous vote of the shareholders attending the meeting, with abstention from those legally prevented from voting, the overall annual remuneration of the Directors and Executive Officers should be up to fifteen million, six hundred and fifty-two thousand, six hundred and fifty-seven reais (R$15,652,657.00), it being incumbent upon the Board of Directors to allocate such amount among its members and the executive officers.

After all the matters of the Agenda were voted, the minutes of the meeting were read, approved and signed by the attendees. It has been decided, in compliance with §2, article 130, of Law no. 6404/76, that the minutes will be published without showing the signatures of the representatives of the shareholders.

Signatures: Breno Rodrigo Pacheco de Oliveira – Chairman of the Meeting; Michelle Morkoski Landy – Secretary of the Meeting; BRASILCEL N.V., TBS CELULAR PARTICIPAÇÕES LTDA., PORTELCOM PARTICIPAÇÕES S.A - by proxy, Breno Rodrigo Pacheco de Oliveira; CSHG VERDE MASTER FIM; CSHG VERDE EQUITY MASTER FIA; CSHG STRATEGY LS MASTER FIM; GREEN HG FUND LLC – by proxy, Lucila Prazeres da Silva; CAIXA DE PREVID.DOS FUNC.DO BANCO DO BRASIL – by proxy,  Vinicius Daniel Cantarelli Fogliarini; POLO NORTE FUNDO DE INVESTIMENTO MULTIMERCADO; VINSON FUND, LLC; POLO FUNDO DE INVESTIMENTO EM ACOES – by proxy, Daniel Ferreira;  ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; AT&T UNION WELFARE BENEFIT TRUST; BALENTINE INTERNATIONAL EQUITY FUND SELECT, L.P.; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; BRANDES EMERGING MARKETS EQUITY FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; CALAMOS EVOLVING WORLD GROWTH FUND; CALAMOS INTERNATIONAL GROWTH FUND; CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER CUSTODIAN OF PCA BRA; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; CITY OF FRESNO RETIREMENT SYSTEMS; COLLEGE RETIREMENT EQUITIES FUND; COMMONWEALTH OF PENNSYLV.PUB.SCHOOL EMP RET S; DRIEHAUS EMERGING MARKETS GROWTH FUND; GLOBAL INVESTMENT FUND; EATON VANCE STRUCTURED EMERGING MARKETS FUND; EATON VANCE TAX-MANAGED EMERGING MKTS FUND; ELFUN DIVERSIFIED FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; FIDELITY ADVISOR SERIES VIII LATIN AMERICA FUND; FIDELITY FIXED-INCOME TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND; FIDELITY GLOBAL DISCIPLINED EQUITY FUND; FIDELITY GLOBAL OPPORTUNITIES FUND; FIDELITY INTERNATIONAL DISCIPLINED EQUITY FUND; FIDELITY INVEST TRUST LATIN AMERICA FUND; FIDELITY LATIN AMERICA FUND; FIDELITY OVERSEAS FUND; FORTIS L FUND EQUITY BRAZIL; FORTIS L FUND EQUITY LATIN AMERICA; GE ASSET MANAGEMENT CANADA FUND - EMERGING M. EQUITY SECTION; GE FUNDS; GE INSTITUTIONAL FUNDS; GE INVESTMENTS FUNDS, INC.; IBM SAVINGS PLAN; ILLINOIS STATE BOARD OF INVESTMENT; INSTITUTIONNEL 3D; ISHARES MSCI BRAZIL (FREE) INDEX FUND; ISHARES MSCI BRIC INDEX FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B; LAUDUS ROSENBERG INTL DISCOVERY FUND; MICROSOFT GLOBAL FINANCE LIMITED; MORGAN STANLEY STRATEGIST FUND; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; NATIONAL PENSION SERVICE; NORTHERN TRUST NON-UCITS COMMON CONTRACTUAL FUND; NORTHERN TRUST QUANTITATIVE FUND PLC; PENSIONSKASSERNES ADMINISTRATION A/S; PPL SERVICES CORPORATION MASTER TRUST; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; SCHWAB EMERGING MARKETS EQUITY ETF; SCHWAB FUNDAMENTAL EMERGING MARKETS INDEX FUND; SOUTHERN CA ED CO NUCLEAR FAC QUAL C D M T FOR; STATE OF CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM; TEACHER RETIREMENT SYSTEM OF TEXAS; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE BOSTON COMPANY EMERGING MARKETS CORE EQT FUND; THE FUTURE FUND BOARD OF GUARDIANS; THE MASTER T B OF JAPAN LTD RE MTBC400035147; UAW RETIREE MEDICAL BENEFITS TRUST; UNITED TECHNOLOGIES CORP. MASTER RET. TRUST; VANGUARD EMERGING MARKETS STOCK INDEX FUND; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C.; WELLINGTON TRUST COMPANY N.A.; WILMINGTON MULTI-MANAGER INTERNATIONAL FUND – by proxy, Daniel Ferreira; NORGES BANK; JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND; VANGUARD INVESTMENT SERIES PLC; JPMORGAN FUNDS; THE BOEING CO. EMPLOYEE RETIREMENT PLAN TRUST; JPMORGAN EMERGING ECONOMIES FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F; AUSTRALIAN REWARD INVESTMENT ALLIANCE - by proxy, Daniel Ferreira; CREDIT AGRICOLE ASSET MANAGEMENT - by proxy, Daniel Ferreira  - Shareholders

I hereby certify that this is a faithful copy of the minutes of the Regular and Special Shareholders’ Meetings, held on April 16, 2010, which were drawn-up in the proper book.

Michelle Morkoski Landy
Secretary
OAB/SP nº 178.637

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.